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                                                                     EXHIBIT 8.1

              [LETTERHEAD OF DELOITTE & TOUCHE LLP APPEARS HERE]


November 25, 1998

Private and Confidential
------------------------

Board of Directors
South Jersey Savings and Loan Association
4651 Route 42
Turnersville, NJ     08012

Dear Board Members:

You have requested an opinion from Deloitte & Touche LLP ("D&T") regarding certain state tax consequences to South Jersey Savings and Loan Association ("the Association") and its depositors regarding the proposed conversion of the Association from a New Jersey chartered mutual savings and loan association into a New Jersey chartered stock savings and loan association and the acquisition of the Association's stock by South Jersey Financial Corporation, Inc. (the "Holding Company"), a newly formed Delaware corporation, pursuant to the plan of conversion ("the Conversion") adopted by the Board of Directors on July 28, 1998 and as amended on September 30, 1998 and November 24, 1998. The Conversion and its components and related transactions are described in the plan of conversion filed with the Office of Thrift Supervision ("OTS") in connection with the Conversion.

You have provided us with an opinion of tax counsel, Muldoon, Murphy & Faucette ("Federal Tax Opinion"), stating the federal income tax consequences that should result from the (1) conversion, (2) exchange, and (3) the transfer of 100% of the stock of the Association to the Holding Company in a capital contribution.

In rendering the opinion set forth below, we have relied upon, without independent verification or investigation, that the facts and circumstances attendant to the Conversion as described in the Federal Tax Opinion are true and complete. We have, based on your specific instructions, specifically relied upon the conclusions of law stated in the Federal Tax Opinion as to the treatment of the Conversion for federal income tax purposes, and our opinion as set forth herein assumes the accuracy of such conclusions of law.

NEW JERSEY SAVINGS INSTITUTION TAX
----------------------------------

Based upon the Federal Tax Opinion, and all underlying contingencies expressed in that document, it is our opinion that the laws of the State of New Jersey will, pursuant to N.J. Rev. Stat. Section 54:10D-Z (1937) and under N.J. Reg 18:7-5.4(a)(1), for Savings Institution Tax (SIT) purposes, treat the conversion and subsequent acquisition transaction as detailed in the plan of conversion in an identical
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Board of Directors
South Jersey Savings and Loan Association
November 25, 1998
Page 2


manner as it is treated by the Internal Revenue Service for federal income tax purposes. Consequently, no adverse SIT consequences will be incurred by either the Association or its stockholders as a result of the Conversion.

NEW JERSEY PERSONAL INCOME TAX
------------------------------

CONVERSION

The Association has received the Federal Tax Opinion from tax counsel stating that for federal income tax purposes no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders of the Association upon the issuance to them of withdrawable deposit accounts in the Association plus interests in the liquidation account of the converted Association in exchange for their deposit accounts in the Association and their related interest in the residual equity of the Association or to the other depositors on the issuance to them of withdrawable deposit accounts.


Consistent with federal income tax treatment, N.J. Rev. Stat. Section 54A:5-1(c)
(1937) affords the depositors similar tax-free treatment with respect to the Conversion.

DISTRIBUTION OF SUBSCRIPTION RIGHTS

Tax counsel has also opined that for federal income tax purposes, no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders of the Association upon the distribution to them of the nontransferable subscription rights to purchase shares of stock in the Holding Company, provided that the amount paid for the Holding Company stock is equal to the fair value of such stock. Gain realized, if any, by the Eligible Account Holders and Supplemental Eligible Account Holders of the Association on the distribution to them of nontransferable subscription rights to purchase the Holding Company stock will be recognized but only in an amount not in excess of the fair market value of such subscription rights. Eligible Account Holders and Supplemental Eligible Account Holders of the Association will not realize any taxable income for federal income tax purposes as a result of the exercise by them of the nontransferable subscription rights.


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Board of Directors
South Jersey Savings and Loan Association
November 25, 1998
Page 3


Consistent with federal income tax treatment, N.J. Rev. Stat. Section 54A:5-1(c)
(1937) affords the depositors similar tax-free treatment with respect to the distribution of subscription rights.

DELAWARE CORPORATE INCOME TAX
-----------------------------

Del. Code Rev. Section 1902(b)(6) exempts an entity from Delaware corporation income tax if the corporation maintains a statutory corporate office in Delaware but is not doing business in Delaware. The Holding Company is a domestic Delaware corporation, organized at the direction of the Association to become a savings and loan holding company and own all of the Association's capital stock to be issued upon its conversion from mutual form to stock form. The Holding Company does not maintain any physical presence in nor conduct any business in the State of Delaware. Thus, it should be exempt from Delaware corporate income tax.

                                 * * * * * * *

The opinion expressed is limited to the specific matters discussed herein and does not address any federal tax considerations or any other state tax or local tax considerations. If any of the information upon which we have relied is incorrect, or if changes in the relevant facts occur after the date hereof, our opinion could be affected thereby.

Moreover, this opinion is based on New Jersey and Delaware law as it now exists. Any such change in New Jersey or Delaware law would have a material impact on the advice rendered in this opinion. Deloitte & Touche LLP assumes no responsibility to update this opinion in the event of any such changes.

This opinion is given solely for the benefit of the parties to the Conversion and the shareholders of the Association, and may not be relied upon by any other party or entity or referred to in any document without our express written consent. This opinion is not binding on any tax authority (including the New Jersey or Delaware Department of Revenue) or any court. No assurance can be given that a tax authority will not take a different view of these transactions and that such view may be ultimately sustained by a court.

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Board of Directors
South Jersey Savings and Loan Association
November 25, 1998
Page 4


We hereby consent to the filing of this opinion as an exhibit to the Association's application to be filed with the Office of Thrift Supervision and as an exhibit to the Holding Company's Registration Statement to be filed with the Securities and Exchange Commission.

If you have any questions concerning this matter, please contact Mr. Melvin S. Toren at (215) 246-2337 or Ms. Joyce M. Klinewski at (215) 299-4566.

Yours very truly,

/s/ Deloitte & Touche

cc:  Muldoon, Murphy & Faucette